Exhibit 99.1

DRIVING OPPORTUNITY Q2 2015 Financial Results July 30, 2015

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," “foresee," “likely," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from these forward-looking statements.Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.’s results to differ materially from those described in the forward-looking statements can be found in the most recent MD&A and annual information form under the heading “Risk Factors”.Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law. 2

Q2 2015 Review Joe Quarin President & CEO

Q2 2015 Highlights • Strong top line performance driven by encouraging volume growth of 3.0% combined with higher price of 1.8%. • • Highest consolidated volume growth since 2010 Solid pricing driven by commercial collection business • Operational excellence program is proceeding well and establishes foundation for stronger second half 2015 and entry into 2016. • • Fleet conversion to automated and CNG is progressing Capturing field efficiencies through standardization • Focused on generating cash and maximizing the returns we generate from it. • • Amended and re-priced our senior secured credit facility, reducing interest expense Returned $92.6 million to shareholders in the quarter through the repurchase and cancellation of 2.7 million shares and the payment of a quarterly dividend Increasing annual cash dividend by 6.3% to $0.68/share, effective September 30, 2015 Board authorizes an annual normal course issuer bid for the repurchase of up to 10 million shares, subject to TSX approval. • • 4

Regional Management Post-Reorganization(D) Structure • U.S. Northeast Region joined a portion of our U.S. South Region to form the East Region. Led by Dean Divalerio Includes Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia • • • Remainder of U.S. South Region renamed the West Region. Led by John Lamanna Includes Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois • • • Canadian Region renamed the North Region. • Led by Marc Fox • Aligning business to achieve our plan for Operational Excellence. • Optimizing our Area Management structure Streamlining Corporate support functions • 5 North East West

Q2 2015 Review Kevin Walbridge Executive Vice President & COO

Operational Review • Effective pricing programs and solid new business activity. • Executing on operational excellence programs. • In Q2, added 44 automated residential trucks, 22 of which are CNG, and 22 commercial CNG trucks • North and East regions benefited in Q2 from our organic growth and cost reduction programs. • The results of our cost reduction efforts in the West region were obscured by the flood in our Texas markets. • Continue to manage capital to our budget, and improve our fleet’s productivity, safety and cost performance, through our normal course replacement capital spend. 7

Q2 2015 Review Ian Kidson Executive Vice President & CFO

Q2 2015 Consolidated Revenues $U.S. (MM) $520 • Total company revenues down 4.0%; up 0.4% on a constant currency basis. Revenue reflects the divestiture of the Long Island assets at the end of February 2015, partially offset by acquisitions. $515 $510 $505 • $500 $495 $490 $485 $480 (1) 2014-Q2 Revenues (as reported) Organic & Acquisition Growth 2015-Q2 Revenues at constant FX (1) FX 2015-Q2 Revenues (as reported) (1) Foreign currency exchange (“FX”) 9 $514$2$516$(23) $493 0.4% (4.4%)

Revenue Growth Components (1) Price reflects organic average price change, net of rollbacks and excludes fuel surcharges (2) Presented at FX parity 10 Q2 2015 Components of Revenue Growth (Decline)(2) CANU.S.Company Price(1) Fuel Surcharges Recycling and Other Total Price Growth Volume Growth Total Organic Revenue Growth Net Acquisitions Total Growth (Decline) Excluding FX FX Total Decline Including FX 2.5% 1.4% 1.8% (1.4%) (1.3%) (1.4%) (0.2%) (0.9%) (0.6%) 0.9%(0.8%)(0.2%) 3.7%2.6%3.0% 4.6%1.8%2.8% -(3.9%)(2.2%) 4.6%(2.1%)0.6% (4.6%) (4.0%)

Segment(D) Reported $U.S. (MM) Revenue By • Consolidated revenues grew $2MM QoQ, excluding the FX impact. $514 $493 • Revenues in the North segment grew C$10MM QoQ on higher volumes. Revenues in our West segment improved approximately $14M QoQ largely due to acquisitions. • • Revenues in our East segment were down about $21M QoQ mainly due to the sale of assets. Excluding these sales, East segment revenues grew more than $3M QoQ. Q2 2014 Q2 2015 total revenues Q2 2014 Q2 2015 North (1) West East (1) Canadian revenue converted to U.S. dollars applying exchange rates of $0.9170 and $0.8134 for the Q2/14 and Q2/15 periods, respectively. (D) Please refer to the explanation on slide 35. 11 As a percentage of North 37.5% 36.2% West 29.4% 33.6% East 33.1% 30.2% Total 100.0% 100.0% $170 $149 $151 $165 $193 $179

Expenses(C)(D) Operating $U.S. (MM) • Operating expenses declined by $10M QoQ, but net of FX, operating expenses increased by approximately $3MM. North segment’s operating costs were C$1MM higher QoQ due to higher volumes, partially offset by lower fuel and transportation costs. In the West segment, the increase of $17MM reflects weather, organic and acquisition growth. East segment operating costs were lower by $16MM QoQ. $330 $320 • • • Q2 2014 Q2 2015 East North West (C) and (D) Please refer to the explanation on slide 35. 12 $118 $102 $115 $98 $114 $103

Adjusted Selling, General and Administration SG&A”)(1) (C) (D) Expenses (“Adjusted $U.S. (MM) • Adjusted SG&A(1) increased QoQ by $1MM to $53MM in Q2/15. Excluding the impact of FX, adjusted SG&A(1) increased by $4MM QoQ mainly due to acquisitions, professional fees, bad debt expense and system implementation costs. As a percentage of revenue, adjusted SG&A(1) was 10.7% versus 10.1% in the same period last year. The impact of lower commodity revenues and fuel surcharges affected this relationship by (20 bps). $53 $52 • • Q2 2014 Q2 2015 Corporate North West East (1) Please refer to page 31 which outlines the types of expenses excluded from selling, general and administration expense as reported (C) and (D) Please refer to the explanation on slide 35. 13 $10 $14 $14 $12 $16 $13 $13 $13

Adjusted Earnings Before Interest, Tax, Depreciation EBITDA(A) (D)”) and Amortization $U.S. (MM) (“Adjusted • Q2 2015 consolidated adjusted EBITDA(A) decreased 9% QoQ to $120MM. On a constant currency basis, adjusted EBITDA(A) was $127MM, a decline of 3.3% QoQ. Adjusted EBITDA(A) margins for the consolidated company were 24.4% in Q2/15 vs. 25.7% in Q2/14. $132 • • Company 25.7% 24.4% Q2 2014 Q2 2015 Corporate North West East (A) Please refer to the definition and explanation of (A) on slide 31. (D) Please refer to the explanation on slide 35. 14 Adjusted EBITDA(A) MarginsQ2 2014Q2 2015 North 33.8% 35.2% West 26.8% 21.0% East 23.5% 21.7% $40 $120 $32 $41 $35 $65 $63 ($14) ($10)

Amortization • On a consolidated basis, amortization expense declined approximately 3.6% QoQ. When FX is excluded amortization expense increased by approximately 0.3%. • As a percentage of reported revenues, amortization expense increased to 14.1% in Q2 2015, compared to 14.0% in Q2 2014. On an FX adjusted basis, current quarter amortization expense expressed as a percentage of revenues was 14.0%. • Higher amortization expense attributable to capital and landfill assets was fully offset by lower intangible amortization expense. 15

Long-Term Debt and Interest Expense $U.S. (MM) • • • Interest expense was $16MM in Q2 2015 Total long-term debt is $1.58B at June 30, 2015 vs. $1.48B at March 31, 2015 Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 3.12x compared with 2.85x as at March 31, 2015 Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x Completed an amendment and re-pricing of credit facility in Q2 2015. The amended facility held the available revolver constant at US$1.85B, but replaced the existing US$500MM term loan B with a term loan A • • 16 Long-Term Debt Facilities Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term A Facility $500 - $500 - - Moody's Ba1 S&P BBB Senior Secured Revolving Facility $1,850 $1,000 $1,012 $200 $638 Industrial Revenue Bonds $64 - $64 - -

Effective Tax Rate and Cash Taxes • As reported, the effective tax rate was approximately 12.3% and was below our expectations due to a deferred tax recovery recognized in Canada and a higher composition of taxable earnings derived from our Canadian operations which operates in a lower tax jurisdiction. • Totalcashtaxeswere$7.5MMinQ22015comparedto$12.3MM Q2 2014. in • We estimate our effective tax rate will be approximately 22% for 2015. 17

Net Income(A) and Adjusted Adjusted Share(A) (“EPS”) Earnings Per (A) Please refer to the definition and explanation of (A) on slide 31. 18 Expense Line Items of Note$U.S (MM)EPS ($)SegmentItem Reported Net Income and EPS (diluted)$37.1$0.33 Transaction and related costs 0.1 - Corporate SG&A Fair value movements in stock options (1.2) ($0.01) Corporate SG&A Restricted share expense 0.6 $0.01 Corporate SG&A Non-operating or non-recurring expenses 1.3 $0.01 Corporate SG&A Restructuring expenses 2.4 $0.02 Corporate Net gain on financial instruments(12.2)($0.11)All Loss on extinguishment of debt2.7$0.03Corporate Net income tax expense 1.3 $0.01All Adjusted net income(A) and Adjusted EPS(A) (diluted)$32.1$0.29

Capital Expenditures(E) $U.S. (MM) • On a reported basis, replacement spending was higher by approximately $9MM QoQ. Growth expenditures on a reported basis declined approximately $1M. Replacement spending in our U.S. segments increased approximately $12M, which was partially offset by a decline in replacement expenditures in our North segment of about $3M. Vehicle expenditures in our U.S. segments was the primary reason for the period-over-period increase. $81 • • Q2 2014 Q2 2015 Growth Replacement (E) Please refer to explanation on slide 35. 19 $73 $22 $23 $59 $50

Flow(B) (E) Free Cash $U.S. (MM) (“FCF”) $57 • Free cash flow(B) decreased by $39MM QoQ. Primary reason for the decline: • • An approximately $22M reduction in proceeds recognized on the sale of capital and landfill assets. Adjusted EBITDA(A) was lower by approximately $12M than the same period a year ago. FX contributed approximately $3M to this decline. • • Q2 2014 Q2 2015 FCF (B) Please refer to the definition and explanation of (B) on slide 34. (E) Please refer to explanation on slide 35. 20 $18

Outlook income tax expense 21 2015 Prior Outlook2015 Updated Outlook $U.S. (MM)(USD$0.80/CAD)(USD$0.80/CAD) Impact Revenue$1,925 to $1,945$1,925 to $1,945 Adjusted EBITDA(A) $515 to $535$500 to $515 Adjusted EBITDA(A) margins26.7% to 27.5%26.0% to 26.5% Amortization expense, as a percentage of revenue14.4%14.2% Adjusted operating EBIT(A) $235 to $255$225 to $240 Interest expense$57$59 Effective tax rate as a percentage of income before 25%22% Cash taxes (expressed on an adjusted basis)$35$30 Adjusted net income(A) per diluted share$1.26 to $1.39$1.20 to $1.34 Free cash flow(B) $190 to $205$165 to $180 Capital and landfill expenditures$240$250 C$0.68 per share Expected annual cash dividend (paid quarterly)C$0.64 per shareeffective Sept. 30, 2015 No change Decrease Decrease Decrease Decrease Increase Decrease Decrease Decrease Decrease Increase Increase

Summary • We are making progress. • • • Improving organic growth Advancing operational excellence program Focused on generating cash and allocating capital to create value for shareholders 22

Q&A

Appendix

Q2 2015 Financial Highlights Q2 2014 Q2 2015 QoQ Except per share amounts and share counts (A) Please refer to the definition and explanation of (A) on slide 31. (B) Please refer to the definition and explanation of (B) on slide 34. (D) Please refer to the definition and explanation of (D) on slide 35. 25 $U.S. MM North(D) West(D) East(D) Total Revenues Adjusted Net Income(A) Reported Net Income Adjusted EPS(A) (diluted) Reported EPS (diluted) Adjusted Operating EBIT(A) Adjusted EBITDA(A) Adjusted EBITDA(A) Margin Adjusted EBITA(A) Free Cash Flow(B) Weighted Average Share Count Total Actual Outstanding Share Count $192.4$178.6(7.2%) 151.2165.69.5% 169.9148.8(12.4%) $513.5$493.0(4.0%) $47.2$32.1(32.1%) $40.9$37.1(9.1%) $0.41$0.29(29.3%) $0.36$0.33(8.3%) $79.8$51.3(35.6%) $131.9$120.3(8.8%) 25.7%24.4%(1.3%) $73.7$61.6(16.4%) $57.1$18.5(67.6%) 115,030110,860

Revenues(1) Q2 2015 $U.S. (MM) Reported and Gross (1) Gross Revenues includes intercompany revenue and the impact of FX. 26 Gross Revenue(1) from Operations Q2 2014Q2 2015 Consolidated $U.S.% of Revenue Consolidated $U.S.% of Revenue Commercial Industrial Residential Transfer and Disposal Recycling Other $176.734.4% 93.918.3% 115.222.4% 185.136.0% 16.73.2% 9.51.9% $166.933.8% 90.518.4% 112.822.9% 168.934.3% 12.62.6% 13.02.6% Gross Revenues(1) Intercompany $597.1116.2% (83.6)(16.2%) $564.7114.6% (71.7)(14.6%) Revenues $513.5100.0% $493.0100.0% Reported Revenues from Canadian and U.S. Operations Total Reported Revenues Q2/15 $493.0 North(D) West(D) East(D) $178.6 $165.6 $148.8

Q2 2015 Gross Revenue(1) By Service Line and Total Revenues in $U.S. (MM) Canada and U.S. (1) Gross Revenue includes intercompany revenue. 27 CAN U.S. $CAD % total $U.S. % total Commercial Industrial Residential Transfer and Disposal Recycling Other $86.839.5% 41.819.0% 38.517.5% 73.533.4% 7.83.5% 8.33.8% $96.230.6% 56.518.0% 81.525.9% 109.234.7% 6.32.0% 6.32.0% Gross Revenue(1) Intercompany $256.7116.7% (37.0)(16.7%) $356.0113.2% (41.6)(13.2%) Revenues $219.7100.0% $314.4100.0%

EBITDA(A) Reconciliation of Adjusted Flow(B) (E) to Free Cash $U.S. (MM) (A) Please refer to the definition and explanation of (A) on slide 31. (B) Please refer to the definition and explanation of (B) on slide 34. (E) Please refer to explanation on slide 35. (1) Amounts exclude long-term incentive plan compensation. (2) Net of changes in non – cash working capital. 28 Q2 2014 2015 Adjusted EBITDA(A) $131.9 $120.3 Purchase of restricted shares(1) (0.6) - Capital and landfill asset purchases (2) (72.6) (80.7) Proceeds from the sale of capital and landfill assets 23.2 0.9 Landfill closure and post-closure expenditures (1.3) (1.3) Landfill closure and post-closure accretion expense 1.5 1.6 Interest on long-term debt (15.8) (15.5) Non-cash interest expense 0.8 0.7 Current income tax expense (10.0) (7.5) Free Cash Flow(B) $57.1 $18.5

Foreign Currency Translation Sensitivity • We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Although our results are subject to FX movements, we have very little operational FX risk. • (A) Please refer to the definition and explanation of (A) on slide 31. (B) Please refer to the definition and explanation of (B) on slide 34. (1) Refers to one cent change in the U.S. to Canadian dollar exchange rate. Sensitivity based on 2015 outlook at constant currency. 29 $ U.S. (MM) Annual sensitivity to one cent change(1) Revenues $8.6 Adjusted EBITDA(A) $2.8 Adjusted net income(A) $1.0 Free cash flow(B) $1.0

Recycled Fiber Sensitivity Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard and other paper fibers, including newsprint, sorted office paper and mixed paper. • • Other commodities we receive include plastics, aluminum, metals and wood. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. • These fluctuations may affect our consolidated financial condition, results of operations and cash flows. • Our outlook for 2015 reflects prices for recycled commodities consistent with February 2015 levels. 30

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B). In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. • • • • • • • • • 31

Non-GAAP Disclosure (cont’d) Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures is important for investors and is used by management to manage its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. • • • • • • • 32

Non-GAAP Disclosure (cont’d) Operating income Transaction and related recoveries - SG&A Fair value movements in stock options - SG&A Restricted share expense - SG&A Non-operating and non-recurring expenses - SG&A Restructuring expenses Adjusted operating income Net gain on sale of capital and landfill assets Amortization Adjusted EBITDA Amortization of capital and landfill assets Adjusted EBITA $78.1 0.1 (0.3) 0.4 1.4 - $48.2 0.1 (1.2) 0.6 1.3 2.4 $79.8 (20.0) 72.1 $51.3 (0.5) 69.5 $131.9 (58.2) $120.3 (58.7) $73.7 $61.6 Net Income Transaction and related recoveries - $40.9 0.1 (0.3) 0.4 1.4 - 7.1 - (2.4) $37.1 0.1 (1.2) 0.6 1.3 2.4 (12.2) 2.7 1.3 SG&A Fair value movements in stock options - SG&A Restricted share expense - SG&A Non-operating and non-recurring expenses - SG&A Restructuring expenses Net loss (gain) on financial instruments Loss on extinguishment of debt Net income tax (recovery) expense Adjusted Net Income $47.2 $32.1 33 $U.S. MM Q2 2014 2015

Non-GAAP Disclosure (cont’d) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note (B) (A) Please refer to the definition and explanation of (A) on slide 31. (1) Amounts exclude long-term incentive plan compensation. (2) Net of changes in non – cash working capital. 34 $U.S. MM Q2 2014 2015 Adjusted EBITDA(A) $131.9 $120.3 Purchase of restricted shares(1) (0.6) - Capital and landfill asset purchases (2) (72.6) (80.7) Proceeds from the sale of capital and landfill assets 23.2 0.9 Landfill closure and post-closure expenditures (1.3) (1.3) Landfill closure and post-closure cost accretion expense 1.5 1.6 Interest on long-term debt (15.8) (15.5) Non-cash interest expense 0.8 0.7 Current income tax expense (10.0) (7.5) Free Cash Flow $57.1 $18.5

Non-GAAP Disclosure (cont’d) (C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses. Facility costs incurred by our corporate, region and area offices remain in SG&A expense. The reclassification better reflects these costs as costs of our operations and aligns the classification of these costs on a basis consistent with our peers. Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results. (D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure. Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment. The remainder of our previously reported U.S. south segment was renamed our West segment. Our previously reported Canadian segment was renamed the North segment. These segment changes were made to align with our reorganized management structure. The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions. In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West. (E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis. Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period. The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation. 35